Exhibit 99.1

Jeffs’ Brands Issues a $2.85 Million Non-Recourse Convertible Promissory Note to Leverage Fort Products’ U.K. Success and Expansion to the U.S.

The U.S. market, together with the rest of North America, is anticipated to be the World’s Fastest Growing Pesticides Market

Tel Aviv, Israel, Jan. 22, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has issued a non- recourse convertible promissory note in the principal amount of $2,850,000 (the “Note”) to an institutional investor (the “Holder”). The Company intends to use the net proceeds of $2,565,000 received from the issuance of the Note and any additional net proceeds from the exercise of the Warrant (as defined below), to the extent exercised in cash, for working capital and general corporate purposes, as well as for potential acquisitions, aiming to leverage Fort Products Ltd.’s success in the U.K. market and expand its operations to the U.S. market, which, together with the rest of North America, is anticipated to register the fastest growth in the pesticides market globally, during the forecast period of 2024 to 2034, according to a report published by Precedence Research1.

The Note, issued with a 10% original issue discount, is to be repaid in one payment on the 18th month anniversary of its issuance date, unless repaid earlier (partially or in full) at the option of the Company, or if extended at the option of the Holder. The principal amount under the Note bears an annual interest rate of 8% (which will increase to 18% upon an event of default as defined in the Note). The outstanding amount due under the Note is convertible (partially or in full) into ordinary shares, no par value per share (“ordinary shares”), of Jeffs’ Brands, at the option of the Holder at any time after the issuance date, at a conversion price equal to the lower of (i) $2.80984, which represents 110% of the volume weighted average price (“VWAP”) of the ordinary shares on January 15, 2025, the trading day immediately prior to the issuance date, as reported by Bloomberg LP, or (ii) 95% of the lowest daily VWAP during the 20 consecutive trading days immediately preceding the applicable date of conversion.

In connection with the issuance of the Note, Jeffs’ Brands issued to the Holder a warrant to purchase up to 760,720 ordinary shares (the “Warrant”), representing a warrant coverage of 75% of the initial maximum number of ordinary shares issuable upon conversion of the Note, calculated based on a conversion price of $2.80984 per ordinary share. The Warrant was exercisable upon issuance and will expire 5.5 years from the issuance date, or July 16, 2030. The number of ordinary shares underlying the Note and the Warrant is subject to certain adjustments, as described in the Note and Warrant.

The securities described above were issued and sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been registered under the Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities law. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the ordinary shares issuable upon conversion of the Note and exercise of the Warrant.

Mr. Vik Hacmon, the Company’s chief executive officer and a director on the Company’s board of directors, may be deemed to have a personal interest in the transaction by virtue of him being a relative of the Holder, as such the transaction was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated use of the net proceeds received from the issuance of the Note and to be received upon exercise of the Warrant, to the extent exercised in cash, and the Company’s plan to leverage Fort Products Ltd.’s success in the U.K. market and expand its operations to the U.S. market. Instead, this is based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell the Company’s existing products and grow the Company’s brands and product offerings, including by acquiring new brands; the Company’s ability to meet the Company’s expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC, on April 1, 2024 and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations
michal@efraty.com

[1]	See https://www.precedenceresearch.com/specialty-pesticides-market